Exhibit 99.2

Innoviz Technologies Ltd.
Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C,
Nitzba 300, Rosh HaAin 4809202, Israel

Tel: +972-74-700-3699

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF INNOVIZ TECHNOLOGIES LTD.

The undersigned, a shareholder of Innoviz Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Eldar Cegla and Dana Nutkevitch, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, 4809202, Israel, on September 16, 2026, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of no par value, of the Company (the “Shares”), which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of The Nasdaq Stock Market LLC, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors of the Company recommends a “FOR” vote.

This Proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Proposal No. 1	Re-election of each of Amichai Steimberg, Omer Keilaf and Alexander von Witzleben, as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2029, and until their respective successors are duly elected and qualified.

VOTE FOR EACH DIRECTOR SEPARATELY

	FOR	AGAINST	ABSTAIN
I. Amichai Steimberg	☐	☐	☐
II. Omer Keilaf	☐	☐	☐
III. Alexander von Witzleben	☐	☐	☐

Proposal No. 2	Re-election of Yoav Har Even as Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 3	Approval of the authorization of the Company’s board of directors (the “Board”) to effect, in its discretion, a reverse share split of the Company’s Ordinary Shares, no par value, at a ratio in the range of 1-for-5 to 1-for-20, which final ratio is to be determined by the Board, and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal No. 4	Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

☐	I/we plan to attend the annual general meeting.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 12, 2026, the record date fixed by the Company’s Board for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________________ _________________ Date __________, 2026

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

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